CONTRACT OF EMPLOYMENT
CHIEF [EXECUTIVE/FINANCIAL] OFFICER AND EXECUTIVE DIRECTOR

This document, together with the associated Confidentiality and IP Agreement in Appendix 1, sets out the terms and conditions of your employment. Once signed by you and the Company, the terms and conditions contained in this contract become contractually binding.

This contract is between:

Employer: Shell International Limited (Company number 03075807) of Shell Centre, London SE1 7NA (the "Company")

Employee: [Employee name and address] ("you")

Start Date and Job title
1.Your employment under this contract will start on [Date].
2.Your continuous service with any company within the Shell Group is recognised for statutory purposes from [Date]. No service before this date counts for statutory purposes.
3.It is a condition of your employment that during your employment under this contract you provide evidence acceptable to the Company of your right to work in the UK and retain and produce such evidence to the Company as requested. If the Company reasonably believes at any time you no longer have the right to work in the UK it may terminate your employment under this contract.
4.You have been appointed by Shell plc as Chief [Executive/Financial] Officer with effect from [Date] and as a member of its Board of Directors (the “Appointment”). Your employment by the Company under this contract is primarily for the purpose of you carrying out the Appointment. Directors of Shell plc are subject to re-election.
5.Your Appointment and employment under this contract is subject to the condition that on or before [Date] and to the extent required, the Company or one of its Affiliates has received prior approval of your Appointment from the Dutch Autoriteit Financiële Markten (“AFM”) and/or any other authority regulating Shell plc, the Company or any other Affiliate.
6.Your employment under this contract is intended to be ongoing and is not fixed term in nature and continues until terminated in accordance with the terms of this contract.

Duties
7.    During the Appointment you shall:
(a) act as Chief [Executive/Financial] Officer and a director of Shell plc and carry out such duties on behalf of Shell plc as lawfully and reasonably required by the Board and as are consistent with your seniority and experience;
(b) comply with the articles of association (as amended from time to time) of Shell plc;
(c) do such things as are necessary to ensure compliance by yourself, the Company, Shell plc and any other Affiliate with their respective articles of association, policies and procedures and internal control frameworks, and with prevailing statutory, fiduciary or common-law duties;
(d) not do anything that would cause you to be disqualified from acting as a director;
(e) do such things as are reasonable and necessary to ensure compliance by yourself, Shell plc and any other Affiliate with the Companies Act 2006, the Listing Rules, the Market Abuse Regulation (596/2014/EU), and the UK Corporate Governance Code (as amended from time to time); you acknowledge that you have been provided with access to such laws and regulations and understand that breach of their requirements carry sanctions including criminal liability, and disciplinary action by the Company and/or by the relevant regulatory authority;
(f) unless prevented by incapacity, devote the whole of your time, attention and abilities during working hours to Shell plc (save to the extent permissible under the provisions related to Outside Interests and Non-Executive Directorships in clause 28);
(g) faithfully and diligently exercise such powers and perform such duties as the Board may from time to time assign to you;
(h) comply with all reasonable and lawful directions given to you by the Board (and anyone duly authorised by it); for the avoidance of doubt, the Board may require you to resign from any office held in the Company or any Affiliate at any time by written notice, and you must resign as soon as reasonably practicable after any such request is made; any resignation which is effected under this clause will not terminate your employment under this contract or amount to a breach of this contract by the Company; and
(i) at all times promptly give to the Board (in writing if so requested) all information, advice and explanations as it may reasonably require in connection with matters relating to your employment under this Agreement or with the business of the Company or any Affiliate.

Responsibilities including Shell General Business Principles and Code of Conduct
8.    You are required to conduct yourself appropriately having regard to your responsibilities and duties. To this end you are required to familiarise yourself with the contents of the Shell plc Directors’ Handbook and comply with the policies contained therein, including the Shell General Business Principles and the Shell Code of Conduct (and the detailed rules which derive from them including but not limited to the Anti Bribery and Corruption Manual, the Conflict of Interest policy, the Securities Dealing Code and the Life Saving Rules), the Securities Dealing Guidance for Directors and information about share dealing restrictions which accompany the Shell plc Board Book, in each case as amended or replaced from time to time. By signing this contract, you confirm that you have read and understood them.

Remuneration
9.    Your annual base salary is [AMOUNT]. Your annual base salary will be reviewed annually by REMCO. REMCO may in its discretion advise the Company to increase your annual base salary following its review, however there is no guarantee that such review will result in any increase to your annual base salary.
10.    Notwithstanding anything to the contrary in the articles of association of the Company, Shell plc or other Affiliate, you shall not be entitled to any other salary or fees as a director or employee of the Company, Shell plc or other Affiliate and you shall, as the Company may direct, either waive your right to any such salary or fees or account for the same to the Company.
11.    You will receive a car allowance of [AMOUNT] per annum in accordance with the Company’s policy relating to car allowances.
12.    You are eligible to be considered for an annual bonus. Any bonus paid in respect of the year in which your employment under this contract commences will be prorated to reflect the time during the year you have performed your duties under this contract. Bonus payments are wholly discretionary. The level of any bonus payment for each year will be determined by the Board in its absolute discretion based on the recommendation of REMCO and advised to the Company. Any bonus payment is subject to malus and clawback provisions applicable to the relevant payment. On an annual basis a bonus letter incorporating the annual bonus performance targets and conditions will be issued to you and will require your acceptance in writing (including your acceptance of the applicable malus and clawback provisions) in order for you to be eligible to be considered for any discretionary bonus payment in respect of the relevant performance year. If a bonus payment is made to you in respect of a particular performance year, that is no indicator of whether a bonus payment may be made to you in respect of future years or as to the level of any such bonuses.

13.    Your base salary and any applicable allowances will be paid monthly in arrears. All payments made and benefits provided to you under this contract are subject to appropriate deductions as required by law namely income tax and employee national insurance contributions or equivalent.
14.    The Company may deduct from your base salary, or any other sums owed to you, any money owed to the Company or any Affiliate by you. The Company will only exercise this right after it has provided you with details of the nature of the proposed deduction and given you reasonable opportunity to comment on it.
15.    No payment shall be made or benefit provided under this contract if such payment or benefit is prohibited as a matter of law or is not permitted under the Directors’ Remuneration policy of Shell plc as approved by its shareholders and / or approved by the REMCO. The Company reserves the right to withhold or require repayment of all or part of any such payment or benefit if and to the extent that it is necessary to do so in order to comply with regulatory or legal requirements. Before exercising right to withhold or require repayment, the Company shall discuss the relevant legal or regulatory requirements with you.

Long Term Incentive Plan
16.    You are eligible to be considered for Long Term Incentive Plan (LTIP) awards under the Shell Share Plan 2014 or other long term incentive arrangements under any successor plan(s). The LTIP and the Shell Share Plan 2014 operate at the discretion of the Board and may be amended, varied, withdrawn or replaced at any time. Participation in the LTIP and awards granted under it will be at the discretion of the Board and subject to the relevant plan rules. Any LTIP awards or awards under other long term incentive arrangements under any successor plan(s) are subject to malus and clawback provisions.

Pension and Group Income Protection
17.    On commencement of your employment with the Company under this contract you have the right to be a “Salary Sacrifice Member” of the UK Shell Pension Plan (UKSPP), a defined contribution pension plan. Under this salary sacrifice arrangement, you agree to give-up (“sacrifice”) part of your annual base salary, equivalent to the amount of your employee contribution to the UKSPP. In return the Company agrees to make your employee contribution on your behalf, reducing the amount of tax you pay. This shall be deemed to be a Salary Sacrifice Agreement for the purposes of the UKSPP and means that the annual base salary referred to in this contract will be irrevocably reduced by an amount equivalent to that which you would pay as a contribution to the UKSPP if you were not a Salary Sacrifice Member, currently 5% of Pensionable Pay as defined by the trust deed and rules of the UKSPP.
You can opt-out of the tax-efficient salary sacrifice arrangement and still be a member of the UKSPP if you wish. Details of how to do this can be found on HR Online. Your participation in the UKSPP is always subject to the trust deed and rules of the UKSPP as amended from time to time, the eligibility requirements from time to time in force and overriding law. Further details relating to the UKSPP, including details of how to vary the amount you contribute to the UKSPP, are available on HR Online.
18.If you meet and continue to meet any requirements or conditions of the insurer, you will be eligible for participation in the Shell UK Group Income Protection (GIP) scheme at the Company's expense. The benefits available under the current or any replacement GIP scheme are subject to:
a)the terms of the current or any replacement GIP scheme, as amended from time to time;
b)the rules or insurance policy of the relevant insurance provider, as amended from time to time; and

c)you meeting and continuing to meet the requirements and conditions of the GIP scheme from time to time and the relevant insurer considering them to be satisfied.
The Company in its sole and absolute discretion reserves the right to discontinue, vary or amend the current GIP scheme (including the level of your cover) at any time as the Company thinks fit.  If the insurance provider refuses for any reason to provide cover or benefits under the current or any replacement GIP scheme to you, the Company shall not be liable to provide you any replacement benefit of the same or similar kind or to pay any compensation in lieu of such benefit. Whether or not you are in receipt of benefits under the current or any replacement GIP scheme, the Company reserves the right to terminate your employment under this contract for any reason even if doing so results in you losing any existing or prospective benefits under the GIP scheme.

Other benefits
19.    The Company offers a range of further discretionary benefits to its employees, the current key benefits are set out below:

Wealth	Employee discounts, Anniversary Awards and Financial Education programme.
Health	Private Medical Insurance, Online GP, Dental Plan and Employee Assistance Programme.
Lifestyle	Enhanced Maternity, Paternity (Partner), Adoption, Surrogacy and Shared Parental Leave and Family Care Support.
More details about benefits the Company currently makes available including eligibility criteria can be found in the My Benefits Booklet, which will be provided to you separately, as well as on HR Online. The above benefits are reviewed regularly and may be amended and varied at any time at the Company’s discretion. As an Executive director of Shell plc, you may receive certain other benefits in accordance with relevant policies that may be applicable to you from time to time including relating to residential security, you are not eligible to participate in certain benefits or you may not be eligible to receive certain benefits because you receive an alternative benefit including but not limited to certain employee share plans.

Work location and Hours
20.    Your normal work location is the Shell London Campus in the United Kingdom. You may on an ad hoc basis and at your discretion work from your home in the UK. It is a condition of this contract that you are prepared to work at other locations in the UK and overseas at a future date should you be required to do so for the proper performance and exercise of your duties under this contract and in each case possibly for Shell plc or other Affiliates. In performing your duties, you will be required to travel extensively inside and outside the UK in accordance with business requirements.
21.    At this time, employment outside of the UK for a period of more than one consecutive month is not planned. Should you undertake an assignment outside of the UK, for the purposes of pension and certain aspects of remuneration your base country will be the United Kingdom.
22.    Your normal working hours will be 36¼ per week, excluding unpaid meal breaks, to be worked during normal business hours Monday to Friday unless otherwise agreed with the Company, and such reasonable additional hours as may be necessary in order to perform your duties under this contract. It is not anticipated at this time that your normal working hours or days will be varied by the Company.

Leave and Absence
23.    Your annual leave entitlement is 30 days per annum, in addition to eight public holiday days. This is inclusive of your statutory leave entitlement. The leave year runs from 1 January to 31 December each year. During annual leave and on public holidays your base salary and regular allowances will continue to be paid. If your employment commences or terminates part way through a leave year, your entitlement during that leave year shall be calculated on a pro-rata basis. Further details of the rules and procedures relating to annual leave are set out in the Company’s policy relating to annual leave.
24.    The Company will not pay you in lieu of untaken annual leave days except when you have accrued but untaken annual leave days on the termination of your employment. Prior to the termination of your employment, you are expected to take all accrued annual leave. If you are not able to do so, you will receive a payment for the outstanding amount, calculated for each day of accrued and untaken annual leave at a rate of 1/260 of the aggregate of your annual base salary and regular allowances payable at the date of termination. If on termination of employment you have taken annual leave in excess of your accrued entitlement, the Company shall be entitled to make a deduction, calculated as described above, from your final pay.
25.    If you are absent due to sickness you are required (a) to notify the [Chair/Chief Executive Officer] of Shell plc as soon as practically possible on the first day of absence, (b) to ensure that the absence is recorded in HR Online and, (c) where required, to provide certification. Procedures regarding absence from work as a result of sickness and payment during that time are available on HR Online.
26.    If you are absent due to sickness the Company may in its discretion continue to pay your remuneration in accordance with the Company’s policy relating to discretionary sick pay. Statutory Sick Pay (SSP) shall be paid by the Company in accordance with the legislation in force at the time of absence. Any payment of Company discretionary sick pay for a day of absence will discharge the Company’s obligation to pay SSP for that day.

Shareholding Requirement
27.    In line with market practice and shareholder expectations, you will be required to hold a number of shares in Shell plc. This shareholding requirement is determined by REMCO and set out in the Shareholding Guidelines Policy for Executive Directors and Executive Committee members and it may be amended, varied, or withdrawn at any time.

Outside Interests and Non Executive Directorships
28.    If you wish to carry out work and/or wish to undertake secondary employment, in each case in addition to the work you perform and /or your duties and responsibilities under this contract of employment, you may only do so subject to the applicable rules concerning additional work/secondary employment, such as but not limited to the Code of Conduct, the Conflict of Interest Policy, HR Online and the policy on external directorships. You shall disclose to the Board promptly in writing all your interests (including shareholdings or directorships) in any business, whether or not of a commercial nature, and of any changes in those interests during the term of your Appointment.
Loans
29.    You are not entitled to receive any loans, guarantees or other financial support from the Company or any Affiliate.

Business Expenses
30.    You are able to recover expenses incurred by you for company business purposes in accordance with the applicable procedures of the Company and other relevant Affiliates from time to time. Such expense claims are subject to periodic audit. An internal audit of your expense claims is expected to take place annually.

Termination of Contract
31.    You have the right to terminate this contract at any time by giving twelve months’ written notice to the Company.
32.    The Company has the right to terminate this contract at any time by giving twelve months’ written notice to you.
33.    The Company reserves the right to terminate your employment under this contract with immediate effect without notice and with no liability to make any further payment to you (other than in respect of amounts accrued due at the date of termination of your employment) if you:
(a) are disqualified from acting as a director or resign as a director from the Board without the prior written approval of the Board;
(b)    are guilty of a serious breach of the requirements, rules or regulations as amended from time to time of the UK Listing Authority, or the London Stock Exchange, or the Market Abuse Regulation and any directly applicable regulation made under that regulation;
(c) are guilty of a serious breach of the provisions of the Shell plc Directors’ Handbook and/or the policies contained therein, including the Shell General Business Principles and the Shell Code of Conduct (and the detailed rules which derive from them including but not limited to the Anti Bribery and Corruption Manual, the Conflict of Interest policy, the Securities Dealing Code and the Life Saving Rules), the Securities Dealing Guidance for Directors and the Reminder – Share dealing restrictions which accompany the Shell plc Board Book, in each case as amended or replaced from time to time;
(d) fail or cease to meet the requirements of any regulatory body (including but not limited to the AFM) in respect of your Appointment or are guilty of a serious breach of the rules and regulations of such regulatory body;
(e) are guilty of any gross misconduct affecting the business of the Company, Shell plc or any other Affiliate;
(f) are guilty of fraud or dishonesty or act in a manner which in the Board’s opinion brings or is likely to bring you or the Company, Shell plc or any other Affiliate into disrepute or is materially adverse to the interests of the Company, Shell plc or any other Affiliate;
(g) commit any serious or repeated breach or non- observance of any of the provisions of this contract or refuse or neglect to comply with any of the reasonable and lawful directions of the Board;
(h) are in the reasonable opinion of the Board negligent or incompetent in the performance of your duties;
(i) are declared bankrupt or make any arrangement with or for the benefit of your creditors;
(j) are convicted of a criminal offence (other than an offence under the any road traffic legislation in the UK or elsewhere for which a fine or non- custodial sentence is imposed); or
(k) cease to be eligible to work in the UK.
The Company’s rights under this clause 33 are without prejudice to any other rights that the Company may have at law to terminate this contract or accept a breach of this contract by you as having brought this contract to an end. Any delay by the Company in exercising rights to terminate shall not constitute a waiver of these rights.
For the avoidance of doubt the provisions of clause 33 may be invoked by the Company irrespective of whether notice has already been given by the Company or you under clauses 31 or 32.

34.    Whether notice is given by you or by the Company, it is wholly at the discretion of the Company whether to require you to work out your notice period in full or part. In the event the Board and/or the Company does not require you to carry out your duties as Chief [Executive/Financial] Officer during all or part of your notice period, the Company will confirm to you the arrangements to apply for the remainder of your notice period. You acknowledge and agree by signing this contract if the Board or the Company requires you to cease carrying out the role of Chief [Executive/Financial] Officer and/or requires you to carry out appropriate alternative duties once notice has been given under clauses 31 or 32 of this contract, that shall not constitute a breach of this contract by the Company.
35.    Whether notice is given by you or by the Company, the Company may in its absolute discretion lawfully terminate your employment at any time and with immediate effect by notifying you that it is exercising its right under this clause and in that case you will be paid a sum equal to the Salary you would have received had you worked the notice period (or the remainder of the unexpired part of your notice period). Your employment will terminate on the date stated in the written notice. You have no entitlement to receive a payment in lieu of notice unless the Company exercises its discretion under this clause. The term “Salary” as used above shall refer to the base salary you would have received had you worked your notice period or the remainder of the unexpired part of your notice period and for the avoidance of doubt excludes any car or other allowance, variable bonuses, pension fund contributions, pension cash alternative and benefits in kind.
36.    The Company may, in its absolute discretion, operate clause 35 by making monthly payments. These payments shall be calculated by dividing the Salary by twelve. The monthly payments shall commence on the date written notice is given to you under clause 35 (or such date within one month thereafter as the Company shall determine), and shall continue until:
a.the expiry of the notice period (or the remainder of the notice period, if it had been served); or
b.if earlier, the date on which you obtain an Alternative Remunerated Position, in which case the monthly payments still outstanding shall be reduced by the amount of the monthly remuneration earned by you from the Alternative Remunerated Position, and only the balance of such monthly payments shall be due to you; or
c.if earlier, the date on which the Company reasonably determines that you have failed to comply with the duties (imposed hereby) to mitigate your loss by taking reasonable steps to obtain (and commence) an Alternative Remunerated Position. You will provide the Company with such information as it may reasonably request in relation to your search for an Alternative Remunerated Position.
For the purposes of this clause, “Alternative Remunerated Position” shall mean any position whether under a contract of employment, consultancy arrangement or non-executive appointment or otherwise whereby you are directly or indirectly remunerated, whether by way of salary, bonus, pension, fees, equity or otherwise.
37.    For the avoidance of doubt, nothing in this contract shall give rise to any right for you to receive a payment under clause 35 or 36. Any payment under clause 35 or 36 shall be made subject to any necessary withholdings for tax and employee national insurance contributions or equivalent, and made on the condition that as at the date of that payment you have not committed any act or made any omission which might amount to a repudiatory breach of this contract and that there are no circumstances which would entitle the Company to terminate your employment without notice (and that you shall, in such circumstances, account for any such payment to the Company).

Disciplinary, Performance Improvement and Grievance Procedures
38.    Details of disciplinary and performance improvement rules and procedures are set out on HR Online. You have a right of appeal as outlined in those procedures.
39.    If you have a complaint in relation to your employment, you should refer it without delay to the Chair of the Board.

40.    The disciplinary and performance improvement rules and procedures and the grievance procedure do not form part of your terms and conditions of employment as set out in this contract and, whilst the procedures will in most cases be followed, there is no contractual obligation on the Company to do so.
41.    Your terms and conditions of employment are not affected by any collective agreements.

Health and Safety and Training
42.    You are required to comply with the Company's policy relating to Health and Safety at Work and the organisation and arrangements for carrying out this policy which are contained in notices produced locally.
43.    You will be required to undertake certain mandatory training such as in relation to the Shell Code of Conduct or specific to your role, further details of which will be given to you. You may also be given opportunities to undertake other training in relation to your personal and professional development.
Other Terms and Conditions
44.    The Company will collect and process information relating to you in accordance with the privacy notice which is currently available at shell.co.uk/privacy/ex-employee-notice. This notice contains information on the nature of the personal data the Company processes, why the Company processes that data, the legal basis for that processing and related matters.
45.    Reference is made throughout this contract to policies, rules and procedures applying to employees of the Company and other UK Affiliates as documented on HR Online (references to HR Online in this contract are to HR Online or any equivalent subsequent Shell intranet site). The contents of these documents and the website are varied from time to time and do not form part of your terms and conditions of employment with the Company unless the specific provisions of those documents and the website are repeated in this contract. If there is any conflict or inconsistency between the provisions of such documents, the website and this contract, then the provisions of this contract shall prevail. Details of policies can be found on HR Online > Country Policies A to Z.
46.    This contract includes those written particulars of employment required to be given by Section 1 Employment Rights Act 1996.
47.    Once this contract is signed by you and returned to the Company, signed by the Company, and your employment under this contract commences, the terms and conditions contained in this contract will supersede any previous or existing terms and conditions of employment with the Company or any Affiliate including but not limited to those terms and conditions contained in the contract of employment with Shell International Limited in respect of the role of Integrated Gas and Renewables Director and CEO Designate but excluding any terms set out in the separate Confidentiality and IP Agreement at Appendix 1. Except in cases of fraud, no party shall have any right of action against the other arising out of or in connection with any pre-contractual statement except to the extent that it is repeated in this contract.
48.    Affiliates shall be entitled by virtue of the Contracts (Rights of Third Parties) Act 1999 to enforce the benefits conferred by this contract. Except as provided for in this clause no term of this contract shall be enforceable by virtue of the Contracts (Rights of Third Parties) Act 1999 by any person who is not a party to the contract. The consent of any of the Affiliates is not required for the variation or termination of this contract.
49.    Save as provided in clause 10 above, nothing in this contract shall be taken to exclude or vary the terms of the articles of association of the Company, Shell plc or any other Affiliate as they apply to you as a director, which shall prevail in the event of any conflict with the terms of this contract.

Definitions
50.    In this contract the following words/phrases shall have the following meanings:
(a) “Affiliate” shall mean Shell plc and any entity which either the Company or Shell plc directly or indirectly controls. For this purpose:

(i)an entity directly controls another entity if it owns fifty per cent or more of the voting rights attached to the issued share capital of the other entity; and

(ii)an entity indirectly controls another entity if a series of entities can be specified, beginning with the first entity and ending with the other entity, so related that each entity of the series (except the ultimate controlling entity) is directly controlled.

(b)“Board” shall mean the Board of Directors of Shell plc.

(c)“REMCO” shall mean the Remuneration Committee of the Board.

(d)“Shell plc” shall mean Shell plc (Registered Number: 04366849), a company incorporated and registered in England and Wales.

Law and jurisdiction
51.    This contract shall be governed by and construed in accordance with the laws of England and Wales and each party submits to the exclusive jurisdiction of the Courts and Tribunals of England and Wales.

Signed By:
Print name:	……………………………………………….
For and on behalf of:	Shell International Limited
Date:	……………………………………………….

I accept the terms and conditions of employment set out in the above contract.

Signed By:
Print name:	[Name]
Date:	……………………………………………….

Appendix 1

CONFIDENTIALITY & INTELLECTUAL PROPERTY AGREEMENT
FOR EMPLOYEES

This Agreement is made between

(1)Shell International Limited of Shell Centre, London SE1 7NA (the “Company”) and

(2)[Name and Address] ("you")

During the course of your employment with the Company and your appointment as Chief [Executive/Financial] Officer and a member of the Board of Shell plc (the Appointment), you will generate or become aware of information of a confidential nature belonging to the Company, Shell plc or any other Affiliate. You are reminded that you must treat all such information accordingly.

You may also make, or participate in the making of, inventions. Moreover, you may create original designs or works.

The following clauses set out the terms and conditions of your employment relating to these matters. The terms set out in this Agreement shall survive termination of your employment.

1.     Definitions

In this Agreement, the following terms shall have the following meanings:
“Background Rights" means Intellectual Property Rights of you or third parties in ideas, concepts, information, software or other materials which are created independently of your employment, from which Inventions are derived, or which are otherwise required for the effective exploitation of Inventions.
“Confidential Information” means Inventions and any other information of whatever nature (technical, scientific, commercial or otherwise) which is disclosed to you by or on behalf of the Company, Shell plc or any other Affiliate, or which you otherwise become aware of during the course of your employment or Appointment, or which is generated by you in the course of your employment or Appointment, and shall include but shall not be limited to trade secrets, or any information which is in the nature of a trade secret, information supplied to the Company, Shell plc or any other Affiliates under an obligation of confidence, and information about the business of the Company, Shell plc or any other Affiliates.
“Intellectual Property Rights” means patents, copyright, designs, trade or service marks, semiconductor topography rights, database rights, moral rights or other similar rights in any country, in each case whether or not registered, and any applications for registration of any of the foregoing, and all rights to apply to register any of the foregoing.
“Inventions” means any and all inventions, solutions, specifications, recommendations, software, user manuals, documentation, reports, designs, drawings, photographs, maps, data or other information, artistic, literary or musical works, films, sound recordings, documents or materials of any nature and in any medium which are made, created or generated by you in the course of your employment, whether or not made during normal office hours and whether or not made using the Company’s facilities or equipment.
“Affiliate” means Shell plc and any entity which either the Company or Shell plc directly or indirectly controls. For this purpose:
(a)an entity directly controls another entity if it owns fifty per cent or more of the voting rights attached to the issued share capital of the other entity; and
(b)an entity indirectly controls another entity if a series of entities can be specified, beginning with the first entity and ending with the other entity, so related that each entity of the series (except the ultimate controlling entity) is directly controlled.

2.     Confidential Information

2.1     You shall not, without the prior written consent of the Company for any purpose other than your employment or the Appointment, (i) use Confidential Information or (ii) disclose Confidential Information to any third party.
2.2     The obligations set out in Clause 2.1 shall cease to apply to information after such time as it is or becomes public knowledge through no fault of your own or is or becomes lawfully known to you from another legitimate source without restrictions on use or disclosure. It shall be for you to establish the application of any such exception with adequate proof. A piece of information shall not be deemed within the public domain merely because it can be broken down into constituent parts each of which can be shown separately to be in the public domain.
2.3     Notwithstanding the foregoing, you may disclose Confidential Information as may strictly be required by law or ordered by a Court of competent jurisdiction, provided that you shall if legally possible immediately notify the Company or other relevant Affiliate of the requirement to disclose and allow the Company or other relevant Affiliate the opportunity to seek a protective order or other remedies.
2.4     You shall not at any time remove any Confidential Information in hard copy or electronic form from the possession of the Company, Shell plc or any other Affiliate except so far as may strictly be necessary for the performance of your employment or the Appointment. On the termination of your employment, or earlier if requested by the Company, you shall immediately return to the Company (or at the Company’s option destroy) all Confidential Information in hard copy or electronic form in your possession or control and shall not retain copies of such material, communication or documents.
2.5    Nothing in this Agreement shall prevent you from using information you carry in your head which may fairly be regarded as representing an addition to your general personal expertise, provided that you shall have no licence under any Intellectual Property Rights of the Company save as necessary for the performance of your employment or the Appointment.
2.6    Nothing in this Agreement shall preclude you from making a protected disclosure in accordance with the provisions of the Employment Rights Act 1996.
2.7    It is the Company’s policy to encourage each employee to take all reasonable opportunities to address or read papers to meetings of learned societies and to cause original papers to be published in the proceedings of such societies or organisations, or in trade and technical journals, provided always that on each occasion on which such an address is to be delivered or paper read or published, the content or text is first approved by the Company in its absolute discretion if such content or text contains or may contain Confidential Information.

3.    Inventions

3.1    If at any time during the performance of your employment you make, or contribute to the making of, any Invention, you shall forthwith supply the Company with full particulars of such Invention. You shall not disclose or give details of any Invention to any person whatsoever except the Company or its representatives.
3.2    Subject to Clause 3.5, the Company shall own and have the exclusive right to exploit Inventions, and you hereby assign to the Company by way of future assignment and with full title guarantee all Intellectual Property Rights in Inventions. The Company shall have the exclusive right to file, at its expense, applications for patents or other Intellectual Property Rights for Inventions in or for whatever country or countries as the Company may deem fit and to exploit any patent or other right issuing from any such application as it deems fit.
3.3    Without prejudice to the assignment in Clause 3.2, you shall if necessary and at the expense of the Company, provide the Company or the Company’s nominee with all such documents and information and render such assistance and execute all such instruments and otherwise do all such acts as the Company may reasonably require to transfer Intellectual Property Rights in Inventions to the Company or its nominee and to enable the Company to secure protection for those rights.
3.4    You hereby irrevocably waive all moral or other non-transferable rights in Inventions.
3.5    Nothing in this Agreement is intended to diminish or vary any rights you may have which under applicable laws may not be diminished or varied.

4.     Background Information and Rights

4.1You shall not without the prior express written permission of the Company
(a)use or incorporate in any work or materials you produce in the course of your employment, or disclose to the Company or its representatives or Affiliates, any information or other items in respect of which you are under obligations of restricted use or disclosure to a third party, or
(b)incorporate in any work or materials you produce in the course of your employment information or other items which are subject to Background Rights of a third party, save where you have obtained (at no cost to the Company) prior to such use, a license for the Company on the terms set out in Clause 4.2 in respect of such information or items.
4.1You hereby grant to the Company a non-exclusive, royalty-free, irrevocable and worldwide licence for the Company with sub-licensing rights under Background Rights owned by you as necessary to use, copy, modify, and distribute and exploit freely any Inventions or materials delivered by you to the Company in the performance of your employment.

5.    Governing Law and Jurisdiction

This agreement shall be governed by and construed in accordance with the laws of England and Wales and the courts of England and Wales shall have the exclusive jurisdiction to settle any dispute arising from or connected with this Agreement.

Signed by

Print Name    ……………………………………………….

For and on behalf of Shell International Limited

Dated        ……………………………………………….

Signed by

Print Name     [Name]

Dated        ……………………………………………….